UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

EMS TECHNOLOGIES, INC.
(Name of Subject Company)

EGRET ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of

HONEYWELL INTERNATIONAL INC.
(Parent of Offeror)

Common Stock, $0.10 Par Value Per Share,
including associated common stock purchase rights
(Title of Class of Securities)

26873N108
(CUSIP Number of Class of Securities)

Thomas F. Larkins
Egret Acquisition Corp.
c/o Honeywell International Inc.
Vice President, Deputy General Counsel and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
P.O. Box 4000
Morristown, NJ 07962-2497
(973) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David Robbins
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue
Los Angeles, CA 90071-3106
(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$549,974,535	$63,853

(1)

Estimated for purposes of calculating the filing fee only and based on share figures as of June 22, 2011. This amount is determined by multiplying 16,665,895 shares of EMS Technologies, Inc. common stock (which includes shares of common stock issued and outstanding, restricted stock and outstanding options with an exercise price of less than $33.00 per share, but excluding treasury shares) by $33.00 per share, which is the offer price.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. The fee is $116.10 per $1,000,000 and is calculated by multiplying the transaction value by .0001161.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) relates to the tender offer by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share (“EMS Common Stock”), of EMS Technologies, Inc., a Georgia corporation (“EMS”), including the associated common stock purchase rights (collectively, the “Shares”), at a purchase price of $33.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

          All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

          References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading “The Tender Offer,” except for references to the “Summary Term Sheet” and “Introduction” headings.

Item 1. Summary Term Sheet.

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

          (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is EMS Technologies, Inc., a Georgia corporation. EMS’ principal executive offices are located at 660 Engineering Drive, Norcross, Georgia 30092, and its telephone number is (770) 263-9200.

          (b) This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $33.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. EMS has advised Parent and Purchaser that, as of the close of business on June 22, 2011, there were (i) 15,513,970 Shares outstanding (including 129,139 shares of unvested restricted EMS Common Stock) and (ii) 1,151,925 Shares issuable pursuant to exercise of outstanding options.

          (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          (a)-(c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

          (a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “Certain Effects of the Offer” and “Conditions of the Offer” is incorporated herein by reference.

          (a)(1)(ix), (xi) Not applicable.

          (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with EMS,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for EMS” is incorporated herein by reference.

          (a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (a), (b) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with EMS,” “Purpose of the Offer; Plans for EMS” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

          (a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Price Range of the Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for EMS “The Merger Agreement; Other Agreements” and “Dividends and Distributions” is incorporated herein by reference.

          (c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Conditions of the Offer” is incorporated herein by reference.

          (b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

          (a), (b) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

          (a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

          (a), (b) Not applicable.

Item 11. Additional Information.

          (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with EMS,” “Purpose of the Offer; Plans for EMS” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

          (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for EMS,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

          (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer,” “Certain Legal Matters; Regulatory Approvals” and “Dissenters’ Rights” is incorporated herein by reference.

          (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

          (a)(5) None.

          (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2011

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 27, 2011

(a)(1)(G)	Press Release issued by Honeywell International Inc., dated June 27, 2011, announcing the commencement of the Offer

(d)(1)

Agreement and Plan of Merger, dated as of June 13, 2011, among EMS Technologies, Inc., Egret Acquisition Corp., and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by EMS Technologies, Inc. with the Securities and Exchange Commission on June 13, 2011)

Item 13. Information required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Egret Acquisition Corp.

By:	/S/ Thomas F. Larkins

Name:	Thomas F. Larkins
Title:	Secretary

Dated: June 27, 2011

Honeywell International Inc.

By:	/S/ Anne T. Madden

Name:	Anne T. Madden
Title:	Vice President, Corporate Development and Global Head M&A

Dated: June 27, 2011

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2011

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 27, 2011

(a)(1)(G)	Press Release issued by Honeywell International Inc., dated June 27, 2011, announcing the commencement of the Offer

(d)(1)

Agreement and Plan of Merger, dated as of June 13, 2011, among EMS Technologies, Inc., Egret Acquisition Corp., and Honeywell International Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by EMS Technologies, Inc. with the Securities and Exchange Commission on June 13, 2011)